

Mail Stop 4631

October 25, 2016

Via E-mail
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

> **Re:    ATI Modular Technology Corporation**
> **Form 10-12G**
> **Filed September 30, 2016**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed October 4, 2016**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed October 19, 2016**
> **File No. 000-55699**

Dear Mr. Perkins:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment 2 to Registration Statement on Form 10-12G filed October 19, 2016

General

1. Please note that pursuant to Exchange Act Section 12(g)(1), this registration statement on Form 10 becomes effective automatically 60 days after its initial filing.  You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10.  If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it

becomes effective automatically and submitting a new Form 10 that includes changes responsive to our comments. Please note that we will continue to review your filing until all of our comments have been addressed.

2. We note your statement on page 3 that you believe you are not a shell company. However, because you have no or nominal operations or assets and require additional funds to carry out operations but no plans to raise such funds, we believe you are a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Accordingly, please revise your registration statement to disclose that you are a shell company. Refer to Securities Exchange Act Rule 12b-2 and SEC Release 33-8869 (Dec. 6, 2007).

3. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

4. We note that you did not file on EDGAR a redlined copy of your Form 10 with all changes effected by the amendment clearly marked. In future amendments, please file a copy of the amendment, which clearly and precisely marks all changes. See Item 310 of Regulation S-T.

Item 1. Description of Business, page 3

5. Please disclose here that your auditor has expressed substantial doubt about your ability to continue as a going concern, your current amount of net losses and that you do not have sufficient revenue to cover any further losses that may occur.

6. We note that you intend to rely on other business ventures controlled by Alton Perkins, your sole officer and director, notably Yilaime Corporation and AXP Holding Company to conduct substantial portions of your business and operations, but that you may have been formed to provide construction and technology services to Yilaime Corporation subsidiary AmericaTowne, Inc. Please revise to clarify the rationale behind your business venture, and your relationship to Mr. Perkins' other business operations.

(a) General Development of Business, page 3

7. You disclose that you are in the business of all aspects of modular construction. Please provide an enhanced discussion of your business, including your principal products and the markets in the modular construction industry and how you intend to carry on this business with your current staffing and financial resources. For instance, please discuss:

- Whether you have existing models or prototypes of modular structures;

- Your existing ability to construct modular structures. We note that your agreements with Jiangna Industry Zone, Anhui Province and with Yongan government, Fujian

Province which you filed as exhibits to Amendment 1 on October 4, 2016 contemplate those parties providing manufacturing sites to you;

- Whether and to what extent you will deliver and engage in on-site placement of modular structures and the extent of your present ability to do so;

- Whether and to what extent you are focused on green technology and your connection with ATI Modular Green Building Manufacturing Project, as indicated in your agreements with Jiangna Industry Zone, Anhui Province and with Yongan government, Fujian Province;

- The support services that you intend to offer; and,

- The Export Platform as referenced on page 6.

These are only examples. See Item 101(h)(4) of Regulation S-K.

8. Please provide a discussion of the competitive business conditions of and your position in the modular construction industry. See Item 101(h)(4)(iv) of Regulation S-K.

9. Please disclose your sources and availability of raw materials and the names of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

10. Please provide your number of total employees and number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

11. In Note 1 to the Financial Statements, you disclose that you will need approval from the Chinese government to operate your business and that there is no guarantee that you will receive that approval. Please discuss here the need for any government approval of your products or services and discuss the status of any approval process. See Item 101(h)(4)(viii) of Regulation S-K.

(b) Description of Registrant's Plan of Operation, page 4

Cooperative Agreement (Shexian County, and the City Governments of Chizhou, and Yongan, China), page 4

12. You disclose cooperative agreements with the Shexian County Government Hebie Province, the City of Chizhou Anhui Province, Jiangna Industry Zone in Anhui Province and Yongan Government Funjan, Province China. Please provide an enhanced discussion of the material terms of these agreements.

13. Please reconcile your disclosure here that you have cooperative agreements with the Shexian County Government Hebie Province, the City of Chizhou Anhui Province and Yongan Government Funjan, Province China with your disclosure in Note 1 to the Financial Statements that you have only a cooperative agreement with Shexian County Government China.

<u>Sales and Support Services Agreement (Yilaime Corporation), page 4</u>

14. Please disclose that Yilaime is obligated to provide support services only in a manner that is deemed commercially acceptable by Yilaime and that Yilaime has the sole right to determine the means, manner and method by which services will be provided and at the time and location of their choosing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations., page 6</u>

15. Your disclosures indicate that the sales of $125,000 recorded during the year ended June 30, 2016 were related to your service agreement with Yilaime; however, your disclosures on page 4 indicate that this agreement was not entered into until June 27, 2016 and that an initial fee has not been paid. Please better clarify in your disclosures what these sales are related to and with reference to the terms of the service agreement how your revenue recognition is in accordance with ASC 605.

<u>Item 4. Security Ownership of Certain Beneficial Owners and Management, page 10</u>

16. Please reconcile disclosure in your table of certain beneficial owners that your CEO and Director Alton Perkins owns 100% of your issued and outstanding common stock with disclosure elsewhere that Mr. Perkins owns 87% of your issued and outstanding common stock.

<u>Item 5. Directors and Executive Officers., page 12</u>

<u>Alton Perkins – Sole Director and Officer, page 12</u>

17. In the third full paragraph on page 12, you disclose that Mr. Perkins is subject to a Desist and Refrain Order issued by the former California Business, Transportation and Housing Agency and/or the Department of Corporations. Please supplementally provide materials describing the event surrounding the Desist and Refrain Order and a statement of the reasons for the omission from your registration statement of information pertaining to the order. <u>See</u> Instruction 2 to paragraph (f) of Item 401 of Regulation S-K.

18. Please revise disclosure in this section of your registration statement to add such further material information regarding Mr. Perkins' felony conviction in the Circuit Court for Prince George's County, Maryland, for Fraudulent Misappropriation by a Fiduciary, and any other conviction, investigation or order involving Mr. Perkins and relevant business practices. <u>See</u> Rule 12b-20 of the Securities Exchange Act of 1934.

Prior Blank Check Company Experience, page 13

19. Please disclose whether AmericaTowne, Inc. remains a blank check company, and if not, when they ceased to be a blank check company and provide their current stage of development or operations.

20. Please update to account for Mr. Perkins experience with EXA, Inc.

Item 7. Certain Relationship and Related Transactions, and Director Independence., page 14

21. You disclose here that you have no policy or procedures for the review, approval or ratification of any related-party transaction. Please reconcile this disclosure with your Bylaws Article XI – Interested Directors.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters., page 15.

22. Please note that the Over-the-Counter Markets is not an exchange, and therefore, securities are quoted but not listed on such trading systems. Please revise.

Item 12. Indemnification of Directors and Officers, page 17

23. You state here that your Articles of Incorporation and Bylaws authorize indemnification of the officers and directors in excess of that permitted by Nevada Revised Statutes Section 78.7502 and to the fullest extent permitted by law. Please direct us to where this authorization is located in your Articles of Incorporation or Bylaws.

Item 15. Financial Statements and Exhibits., page 18

(b) Exhibits., page 18

24. Please remove exhibit 99.1 and refile it as an exhibit pursuant to Item 601(b)(4) of Regulation S-K.

25. Please remove exhibits 99.2 through 99.8 and refile them as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Financial Statements

Notes to the Financial Statements, page F-7

Pushdown Accounting and Goodwill, page F-9

26. Please confirm to us that Joseph Arcaro was not considered to be a related party to AmericaTowne Inc. at the time of the sale of common stock on June 2, 2016 pursuant to ASC 850.

27. Please help us better understand how you determined it was appropriate to apply pushdown accounting to the transaction that took place on June 2, 2016. Given that the entity had no assets recorded at the time of this transaction, please help us understand how you determined that this entity represented a business for purposes of applying pushdown accounting. Refer to ASC 805-50-05-9 and ASC 805-50-20.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Staff Accountant, at (202) 551-3691if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc:  Anthony R. Paesano, Esq.